Facsimile

Cover Sheet

Studsvik®



To:
Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

SUPPL

Date: Mon 31 Mar 2003 07:00:52 AM EST

Headline: Studsvik förvärvar samtliga fastigheter på Studsvikområdet samt

Studsvik®

PRESSMEDDELANDE 1 (1)

Datum – Date
2003-03-31

Studsvik förvärvar samtliga fastigheter på Studsvikområdet samt AB SVAFO

Studsvik förvärvar samtliga fastigheter på Studsvikområdet omfattande 660 ha från Vattenfall, samt tar över Vattenfalls organisation för drift och underhåll av fastigheterna. Driftorganisationen läggs in i ett supportbolag som Studsvik bildar. Supportbolaget får också ansvar för tekniska och administrativa stödtjänster till verksamheterna på Studsvikområdet.

Därutöver förvärvar Studsvik AB SVAFO, i vilket Vattenfall är majoritetsägare. AB SVAFO ansvarar för den framtida avvecklingen av de kärntekniska anläggningarna i Studsvik, Ågesta och Ranstad. För dessa åtaganden finns medel avsatta i en fond enligt Studsvikslagen från 1988. Kostnaderna för den framtida avvecklingen beräknas uppgå till 1,2 miljarder kronor.

Övertagandet sker den 1 maj 2003. Affären är en paketuppgörelse där den totala köpeskillingen uppgår till 16 miljoner kronor.

"Genom förvärvet av fastigheterna och fastighetsrörelsen sänker vi våra driftkostnader samtidigt som vi kan effektivisera verksamheten och höja servicenivån. Vi har för avsikt att höja attraktionskraften på fastigheterna och har ambitioner att attrahera ny verksamhet till Studsvikområdet", säger Sten-Olof Andersson, affärsutvecklare på Studsvik AB.

"Den här paketuppgörelsen innebär att vi i Studsvikkoncernen har full kontroll över vår verksamhet på Studsvikområdet, såväl avseende etablering av ny verksamhet som när befintlig verksamhet i framtiden skall avvecklas. Genom förvärvet av AB SVAFO skapas ytterligare affärsmöjligheter för våra egna verksamheter inom decommissioning i Sverige och Tyskland. Detta är av strategisk betydelse eftersom nedläggningsmarknaden är ett satsningsområde för Studsvik," säger koncernchef Hans-Bertil Håkansson.

STUDSVIK AB (publ)

Hans-Bertil Håkansson, koncernchef, tfn 0155-22 10 26 eller mobil 0709-67 70 26
eller
Sten-Olof Andersson, affärsutvecklare, tfn 0155-22 15 20 eller mobil 0709-67 71 20.

Kort om Studsvik

Studsvik är en teknologikoncern med ledande ställning inom nukleär teknik. Studsvik utvecklar och marknadsför produkter och tjänster, som bidrar till att lösa kunders miljö-, säkerhets- och kvalitetsproblem i samband med utnyttjande av främst nukleär teknik, men även andra industriella processer. Studsviks verksamhet är internationell och kunderna utgörs främst av kärnkraftverk och kärnbränsleproducenter, men innefattar även industriföretag och aktörer inom vårdsektorn. Studsvik består av fyra affärsområden – Nuclear Technology, Waste & Decommissioning, Industrial Services och Nuclear Medicine.

Facsimile Cover Sheet	Studsvik®

To:
Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Mon 31 Mar 2003 07:00:51 AM EST

Headline: Studsvik Acquires All of the Real-Estate at the Studsvik Si
te an



PRESS RELEASE

Datum – Date
March 31, 2003

Studsvik Acquires All of the Real-Estate at the Studsvik Site and AB SVAFO

Studsvik is acquiring all of the real-estate at the Studsvik site, comprising 660 hectares, from Vattenfall. Studsvik is also taking over Vattenfall's organization for the operation and maintenance of the real-estate. The operations organization will be transferred to a support company formed by Studsvik. The support company will also be responsible for providing technical and administrative support services to operations at the Studsvik site.

Studsvik is also acquiring AB SVAFO, in which Vattenfall holds a majority stake. AB SVAFO is responsible for the future decommissioning of the nuclear facilities at Studsvik, Ågesta and Ranstad. Funds have been reserved to finance these undertakings in accordance with the 1988 Studsvik Act. The future decommissioning costs are estimated to SEK 1.2 billion.

The take-over will enter into force on May 1, 2003. The transaction is in the form of a package agreement where the total purchase price amounts to SEK 16 million.

"The acquisition of the real-estate and real-estate business will reduce our operating costs while allowing us to rationalize operations and enhance service. We intend to make the real-estate more attractive and our aim is to attract new businesses to the Studsvik site," comments Sten-Olof Andersson, Business Development Director, Studsvik AB.

"For us, this package agreement means that the Studsvik Group will have full control over operations at the Studsvik site in terms of establishing new operations and in terms of the future scheduling of decommissioning of existing operations. The acquisition of AB SVAFO will generate additional opportunities for our own decommissioning operations in Sweden and Germany. This is strategically important since Studsvik is targeting the decommissioning segment," remarks Hans-Bertil Håkansson, Chief Executive Officer.

STUDSVIK AB (publ)

For further information, contact

Hans-Bertil Håkansson, Chief Executive Officer, tel: +46 155 22 10 26,
cellphone: +46 709 67 70 26 or
Sten-Olof Andersson, Business Development Director, tel: +46 155 22 15 20,
cellphone: +46 79 67 71 20.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.